UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION

8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as TIAA-CREF Life Separate Account VLI-2) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 (File No. 811-22659) for the purpose of reflecting a change in the name of its depositor, a change in the name of the separate account and in connection with such notification of registration submits the following information:

Name: TIAA Separate Account VLI-2

Address of Principal Business Office (No. & Street, City, State, Zip Code):

730 Third Avenue, New York. NY 10017

Telephone Number (including area code): (212) 490-9000

Name and address of agent for service of process:

John D. Piller, Sr., Esq.

Teachers Insurance and Annuity Association of America

8500 Andrew Carnegie Blvd. SSC-C2-04

Charlotte, NC 28262

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

Confidential (C)

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the City of Charlotte and State of North Carolina on the 2nd day of January, 2026.

TIAA Separate Account VLI-2
(Registrant)

By:	Teachers Insurance and Annuity Association of America (Depositor)

By:	/s/ Colbert Narcisse
Colbert Narcisse, Senior Executive Vice President

Attest:	/s/ Aneal Krishnamurthy
Aneal Krishnamurthy, Esq.
Senior Director, Associate General Counsel

133353629.v2	Confidential (C)